July 8, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Uwem Bassey; Matt Derby

Re:	Acceleration Request of Smith Micro Software, Inc.
Registration Statement on Form S-1
Filed June 27, 2024
File No. 333-280542

Request for Acceleration of Effectiveness
Dear Messrs. Bassey and Derby:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-280542), so that it may become effective on July 10, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes Brian Novosel, Esq., and Jennifer Minter, Esq. of Buchanan Ingersoll & Rooney PC, counsel to the Company, to orally modify or withdraw this request for acceleration.
Please contact Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-5266, or in his absence, Jennifer Minter at (412) 562-8444, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Smith Micro Software, Inc.

By:	/s/ James M. Kempton
James M. Kempton
Vice President, Chief Financial Officer and Treasurer

cc:	William W. Smith, Jr., Chairman of the Board, President and Chief Executive Officer